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DSM Press Release

DSM, Corporate Public Relations
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02 FEB 22 AM 8:23

DSM

SUPPL

23 January 2002

DSM to build new food applications development laboratory in Delft

DSM is going to build a new applications development laboratory for Food Specialties and Bakery Ingredients in Delft (Netherlands) which is set to be completed in the third quarter of 2003. The project will involve an investment of approximately EUR 12 million. The new facility will accommodate over a hundred application specialists and product developers, most of whom are now working at different locations in Delft and Zaandam (also in the Netherlands).

This concentration in a single new laboratory of all research & development activities focusing on food ingredients and end products containing those ingredients will not only lead to an improvement in efficiency, but will above all boost DSM's innovative power.
The laboratory will include facilities for producing a wide range of foodstuffs (from bread and baked goods to meat products, cheese, yoghurt, soups, sauces, ready meals and functional foods) on small scale for the purpose of testing food ingredients.

"Consumers are becoming more and more demanding with respect to foodstuffs. They quite rightly want food that is healthy, tasty and of good quality. Another criterion that is becoming increasingly important lately is convenience. Like any other producer nowadays, foodstuff producers, too, must constantly invest in innovation to retain their global market positions. For them it is particularly important to make efforts to improve aspects relating to the quality of their products such as flavour, texture, nutritional value and shelf life and the efficiency of their production processes. In our new laboratory we will be able to test and improve the applications of our food ingredients using the most advanced techniques," explains Feike Sijbesma, a member of DSM's Managing Board.

The new facilities will serve as *the* ingredients development and application know-how centre of DSM and will support DSM's broad network of Food Application Centres across the globe.

DSM
DSM Food Specialties produces high-quality ingredients for the food, beverage and feed industries, including enzymes, yeast extracts, natural colorants, polyunsaturated fatty acids and starter cultures. DSM Bakery Ingredients is a supplier of high-quality yeasts, bread improvers and enzymes to the bakery industry worldwide.

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DSM is a highly integrated international group of companies that is active worldwide in the field of life science products, performance materials, polymers and industrial chemicals. The group has annual sales of EUR 8.1 billion and employs about 22,000 people (year-end 2000) at more than 200 sites worldwide. By 2005 DSM aims to rank among the world's leading players in the field of specialties characterized by a high added value, strong growth and more stable profit levels, with group sales of EUR 10 billion. At least 80% of these sales should be generated by specialties in which DSM holds global leadership positions.

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax (31) 45 5713741
E-mail: investor.relations@dsm.com
Internet : http://www.dsm.com

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